EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

	Three Months Ended April 30,
	2002	2001
Basic:
Net income (loss)	$(545)	$1,007
Weighted average shares outstanding	6,968	7,064

Basic income (loss) per share	$(0.08)	$0.14

Diluted:
Net income (loss)	$(545)	$1,007
Effect of subsidiary options	21	(53)

Net income used in calculation of diluted income (loss) per share	$(524)	$954

Weighted average shares outstanding	6,968	7,064
Effect of dilutive securities – stock options	—	100

Weighted average shares used in calculation of diluted income (loss) per share	6,968	7,164

Diluted income (loss) per share	$(0.08)	$0.13